

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Paris Cavic
Vice President and General Counsel
Benefitfocus, Inc.
100 Benefitfocus Way
Charleston, South Carolina 29492

      Re: Benefitfocus, Inc.
           Registration Statement on Form S-3
           Filed June 24, 2020
           File No. 333-239406

Dear Mr. Cavic:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: Andrew J. Gibbons, Esq.